/X/ Check this box       U.S. SECURITIES AND EXCHANGE COMMISSION
        if no longer
        subject to Section             Washington, D.C. 20549
        16.  Form 4
        or Form 5 obligations   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
        may continue.
        See Instruction 1(b).

                Filed pursuant to Section 16(a) of the Securities
                Exchange Act of 1934, Section 17(a) of the Public
                 Utility Holding Company Act of 1935 or Section
                   30(f) of the Investment Company Act of 1940

          --------------------------------------------------------------------------------------------------------------------------

         1. Name and Address of   2. Issuer Name and Ticker or Trading Symbol     6.  Relationship of Reporting Person to
            Reporting Person*                                                         Issuer (Check all applicable)
                                             LabOne, Inc.
                                                                                       X   Director                10% Owner
         -----------------------------------------------------------------------
         (Last)   (First)         3. IRS or Social        4.  Statement for           ____ Officer                 ---  Other
         (Middle)                    Security                   Month/Year                 (give title below)      (specify below)
                                     Number of Reporting
                                     Person (Voluntary)

         Seward, James R.                                     August 1999


         -------------------------                        -----------------------------------------------------------------
                 (Street)                                 5.  If Amendment, Date  7. Individual or Joint/Group Filing
                                                              of Original            (Check applicable line)
         4915 West 79th Street                                (Month/Year)            X   Form filed by One Reporting
                                                                                          Person
                                                          (Month/Year                 __  Form filed by More than One
                                                                                          Reporting Person
         ------------------------------------------------------------------------------------------------------------------
         (City)    (State) (Zip)
                                            Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned.

         Prairie Village, Kansas  66208
         ------------------------------------------------------------------------------------------------------------------

         1.  Title of Security    2.  Trans-    3. Trans-  4.  Securities          5.  Amount of   6. Ownership    7. Nature
             (Instr. 3)               action       action      Acquired (A)            Securities     Form:           of
                                      date:        Code        or Disposed of (D)      Beneficially   Direct          Indirect
                                                   (Instr.     (Instr. 3, 4 and 5)     Owned at       (D) or          Beneficial
                                                     8)                                End of Mth.    Indirect        Ownership
                                      (Month/                                         (Instr. 3      (I)              (Instr. 4)
                                      Day/                                             and 4         (Instr.4)
                                      Year)
                                                ----------------------------------
                                                Code   V  Amount   (A) or   Price
                                                                     (D)
         ------------------------------------------------------------------------------------------------------------------
         Common Stock             08/24/99       P         3,000     A      $9.500                       D
         ------------------------------------------------------------------------------------------------------------------
         Common Stock             08/24/99       P         2,000     A      $9.625       10,379          D
         ------------------------------------------------------------------------------------------------------------------

         ------------------------------------------------------------------------------------------------------------------

         ------------------------------------------------------------------------------------------------------------------

         * If the  Form  is  filed  by  more  than  one  Reporting  Person,  see instruction 4(b)(v).
         Reminder:  Report on a separate line for each class of securities
         beneficially owned directly or indirectly.   (Print or Type Responses)

                                                                                                            PAGE 1 OF 2 PAGES



          FORM 4 (continued)  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

 ===================================================================================================================================
  1.Title  2.Conver- 3.Trans- 4.Transac-   5.Number of 6.Date Exercisable 7.Title and Amount 8.Price of 9.Number 10.Owner- 11.Nature
  of         sion or   action   tion Code   Derivative and Expiration Date  of Underlying     Derivative of Deriv-  ship      of In-
  Deriv-     Exercise  Date    (Instr. 8)   Securities  (Month/Day/Year)     Securities       Security   ative      Form of   direct
  Secu-      Price of  (Month/             Acquired(A)                       (Instr.3 and 4)  Instr.5)   Securi-    Deriv-    Bene-
  rity       Deriv-    Day/                or Disposed                                                    ties      ative     ficial
  (Inst.     ative     Year)               of(D)(Instr.                                                  Benefi-    Security; Owner-
  3)         Security                      3, 4, and 5)                                                  cially     Direct    ship
                                                                                                         Owned at   (D)or    (Instr.
                                                                                                         End of     Indirect  4)
                                                                                                         Month       (I)
                                                                                                         (Instr.    (Instr.
                                                                                                          4)         4)






                                  ---------------------------------------------------------------
                                  Code   V   (A)    (D)   Date     Expira-
                                                          Exer-    tion Date
                                                          cisable
  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------

  ==================================================================================================================================


          Explanation of Responses:

 ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


            /s/ James R. Seward by attorney-in-fact
                Randy Shelton                                  September 8, 1999
            ---------------------------------------            -----------------
            James R. Seward by attorney-in-fact Randy Shelton  Date


 Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



                                                               PAGE 2 OF 2 PAGES